UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company)

COLE CREDIT PROPERTY TRUST, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269 107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.

Executive Vice President, Chief Financial Officer and Treasurer

Cole Credit Property Trust, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Lauren B. Prevost, Esq.

Heath D. Linsky, Esq.

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

(404) 233-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 21, 2014 (March 17, 2014)

Cole Credit Property Trust, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-51962	20-0939158
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016

(Address of principal executive offices)

(Zip Code)

(602) 778-8700

(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On March 17, 2014, Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and Desert Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of ARCP (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), at a price of $7.25 per share in cash, without interest, subject to applicable tax withholding. If that number of shares of Company Common Stock which, together with any shares of Company Common Stock beneficially owned by ARCP or Merger Sub, represents at least a majority of the shares of Company Common Stock outstanding as of immediately prior to the expiration of the Offer (as it may be extended pursuant to its terms) are validly tendered in the Offer and not validly withdrawn (the “Minimum Condition”), subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and, if necessary, the exercise of the Top-Up Option described below, the Company will merge with and into Merger Sub, with Merger Sub surviving as a direct wholly owned subsidiary of ARCP (the “Merger”). In the Merger, each share of Company Common Stock not purchased in the Offer (other than shares held by ARCP, any of its subsidiaries or any wholly owned subsidiaries of the Company, which will automatically be canceled and retired and will cease to exist) will be converted into the right to receive the same cash consideration paid in the Offer.

Pursuant to the terms of the Merger Agreement, beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on April 16, 2014, the Company and its representatives have the right (acting under the direction of the Company’s board of directors (the “Board”) or any committee thereof) to initiate, solicit and encourage any alternative acquisition proposals from third parties, and to provide non-public information to and engage in discussions with third parties with respect to acquisition proposals.

The Merger Agreement includes certain termination rights for both the Company and ARCP and provides that, in connection with the termination of the Merger Agreement, under specified circumstances, the Company may be required to pay ARCP a termination fee in the amount of $1,463,000 and reimburse ARCP’s transaction expenses in an amount up to $500,000.

The Company and ARCP have made certain customary representations and warranties to each other in the Merger Agreement and the Company has agreed to operate its business in the ordinary course consistent with past practice until the effective time of the Merger.

Completion of the Offer is subject to various conditions, including the satisfaction of the Minimum Condition, the accuracy of the Company’s representations and warranties (subject to customary qualifications), the Company’s material compliance with its covenants and agreements contained in the Merger Agreement, receipt of certain third party consents and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company’s business. The Offer is not subject to a financing condition. The closing of the Merger is subject to various additional conditions, including, if required under Maryland law, approval of the Merger Agreement by the Company’s stockholders.

If, after completion of the Offer, ARCP, Merger Sub and their respective subsidiaries own at least 90% of the outstanding shares of Company Common Stock, the Merger will be consummated in accordance with the “short-form” merger provisions under Maryland law without the approval of the Merger by the Company’s stockholders. If, after completion of the Offer, ARCP, Merger Sub and their respective subsidiaries own less than 90% of the outstanding shares of Company Common Stock, Merger Sub will have the right to exercise an irrevocable option (the “Top-Up Option”) granted to it by the Company under the Merger Agreement to purchase from the Company that number of additional shares of Company Common Stock that will result in ARCP, Merger Sub and their respective subsidiaries owning one share more than 90% of the outstanding shares of Company Common Stock (after giving effect to the issuance of shares pursuant to the Top-Up Option). Following the issuance of shares of Company Common Stock to Merger Sub pursuant to the Top-Up Option, the Merger will be consummated in accordance with the short-form merger provisions under Maryland law without the approval of the Merger by the Company’s stockholders.

The Company is party to an advisory agreement with Cole REIT Advisors, LLC (the “Advisor”), and a property management and leasing agreement with Cole Realty Advisors, LLC (the “Property Manager”), under which the Advisor and the Property Manager manage the day-to-day operations and assets of the Company and any transactions related to the Company’s real estate portfolio. Prior to the consummation of the Cole Merger, as defined below, the Advisor and the Property Manager were indirectly owned and controlled by Cole Real Estate Investments, Inc. (“CREI”) as a result of CREI acquiring Cole Holdings Corporation (“CHC”) on April 5, 2013 pursuant to a transaction whereby CHC merged with and into CREInvestments, LLC, a wholly owned subsidiary of CREI. On February 7, 2014, CREI merged with and into a direct wholly owned subsidiary of ARCP (the “Cole Merger”). As a result of the Cole Merger and certain internal restructuring transactions undertaken by ARCP following the consummation of the Cole Merger, ARCP indirectly owns and controls the Advisor and the Property Manager. Nicholas S. Schorsch, the Chief Executive Officer and Chairman of the board of directors of ARCP, William M. Kahane, a member of the board of directors of ARCP, D. Kirk McAllaster, Jr., the Chief Financial Officer of certain indirect subsidiaries of ARCP, and Robin A. Ferracone (who is not an officer or employee of ARCP or the Company or a current director of ARCP) constitute the Board of the Company.

A copy of the Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing summary description of the material terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The representations and warranties in the Merger Agreement were made as of a specified date, are qualified by a confidential disclosure letter, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, and may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the Company or ARCP at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (the “SEC”).

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On March 17, 2014, the Board amended the Company’s Amended and Restated Bylaws, as amended by Amendment No. 1 dated as of November 9, 2012 (the “Bylaws”), effective as of such date (“Amendment No. 2”). The sole change made to the Bylaws was to provide that, unless the Board agrees otherwise, derivative claims, breach of director or officer duty claims, claims pursuant the Maryland General Corporation Law or the Company’s charter and Bylaws and claims governed by the internal affairs doctrine be brought in the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division).

A copy of Amendment No. 2 is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing summary of the material terms of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2.

Additional Information

The Offer described in this Current Report on Form 8-K has not yet commenced, and this Current Report is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, ARCP and Merger Sub will file with a SEC a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and the Company will promptly thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) related to the Offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

In addition to historical information, this Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which the Company operates, include beliefs of and assumptions made by the Company’s management, and involve risks and uncertainties that could significantly affect the financial results of the Company. Words such as “may,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “projects,” “seeks,” “estimates,” “would,” “could” and “should” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Merger Agreement will be consummated, the benefits of the Merger, future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates, credit spreads, and foreign currency exchange rates, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) increased or unanticipated competition for our properties, (vi) risks associated with acquisitions, (vii) maintenance of real estate investment trust status, (viii) availability of financing and capital, (ix) changes in demand for developed properties, (x) risks associated with the ability to consummate Offer and the Merger and the timing of the closing of the Offer and the Merger, (xi) uncertainties as to how many of the Company stockholders will tender their shares of Company Common Stock in the Offer, and (xii) those additional risks and factors discussed in reports filed with the SEC by the Company from time to time. The Company does not make any undertaking with respect to updating any forward-looking statements appearing in this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 17, 2014, among American Realty Capital Properties, Inc., Desert Acquisition, Inc. and Cole Credit Property Trust, Inc.*

3.1	Amendment No. 2 to Amended and Restated Bylaws of Cole Credit Property Trust, Inc. (as amended by Amendment No. 1, dated as of November 9, 2012) effective March 17, 2014

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2014	COLE CREDIT PROPERTY TRUST, INC.

	By:	/s/ D. Kirk McAllaster, Jr.
	Name:	D. Kirk McAllaster, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Treasurer
Principal Financial Officer